

Mail Stop 4631

December 14, 2016

Via E-mail
Mr. Rajeev Bhalla
Chief Financial Officer
Circor International, Inc.
30 Corporate Drive, Suite 200
Burlington, Massachusetts 01803

> **Re:** **Circor International, Inc.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed February 23, 2016**
> **Form 10-Q for the Period Ended September 30, 2016**
> **Filed October 28, 2016**
> **Form 8-K**
> **Filed October 28, 2016**
> **File No. 1-14962**

Dear Mr. Bhalla:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Period Ended September 30, 2016

Note 16. Subsequent Events, page 20

1. We note that you are realigning your organizational structure which will result in you continuing to have two reportable business segments. In connection with your revised business segments, please ensure that you provide the disclosures required by ASC 280-10-50-21. Your disclosures should address the types of products and services from which each reportable segment derives its revenues as well as how you determined your reportable segments, including if operating segments have been aggregated. Please also

ensure that you discuss the impact of the realignment on your determination of reporting units for purposes of goodwill impairment testing pursuant to ASC 350-20.

Management's Discussion and Analysis, page 21

2. We note that there have been significant changes in your effective tax rate in recent periods. Specifically, the effective rate was 20.4% for 2014, 56% for 2015, and 9.9% for the nine months ended October 2, 2016. There appear to be multiple factors contributing to these fluctuations which include foreign losses in Brazil with no tax benefits, tax benefits on the repatriation of foreign earnings, additional tax expense related to an underaccrual and tax expense on a settlement with Italian tax authorities. Please address the following:

- In your discussion of the effective tax rate, please quantify the extent to which each significant factor contributed to the fluctuation in the effective tax rate from period to period;
- Please help us better understand the nature of the additional expense recorded related to the underaccrual of tax expense and in a settlement with Italian authorities, including what periods the underaccrual and settlement relate to and the extent to which these factors impact the effective tax rate; and
- Please help us better understand why you are generating tax benefits rather than incurring tax expense on the repatriation of foreign earnings pursuant to ASC 740.

Form 8-K Filed October 28, 2016

Use of Non-GAAP Measures, page 3

3. The face of your statements of income present a line item described as special charges, net. In your adjusted non-GAAP amounts presented in your Form 8-K, it appears that you adjust for these amounts as well as other items which in some cases are also described as special. For example, you refer to special acquisition amortization which is also excluded in your determination of non-GAAP income amounts. In this regard, please address the following:

- Please help us better understand how you determine which amounts should be recorded in your special charges, net line item on your statements of income and/or excluded in your adjusted non-GAAP amounts;
- Pursuant to Item 10(e)(1)(i), please expand your disclosures to better explain why you believe these adjusted non-GAAP amounts provide useful information to investors regarding your results of operations. Your disclosures should address why excluding these amounts provide useful information to investors; and
- We remind you that Question 102.03 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016 states that Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. In light of this interpretation,

please tell us how you determined it was appropriate to characterize certain items as special. Please specifically address each of the relevant line items presented in your reconciliation from adjusted operating income to GAAP operating income.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to me at (202) 551-3355.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction